

Paul Lee · 3rd

AI/ML technology expert and data science geek.

San Francisco, California, United States · 399 connections ·

Contact info

 Kachinga

 Stanford University

Experience



Co-Founder & Chief Architect
Kachinga
Jun 2018 – Present · 2 yrs 6 mos
San Francisco Bay Area

Kachinga is bringing financial literacy to the next generation by giving parents the tools and guidance to teach their kids to be smart with money. Our AI-powered platform digitizes and personalizes financial literacy best practices and combines an intuitive allowance, chore and savings management app with a secure debit card for kids with parental controls.

The Kachinga team is passionate about our mission. If you're interested in working with us or want to learn more, contact us at info@kachinga.com or visit www.kachinga.com to join our waitlist.



Founder
Ecuiti Inc
Aug 2014 – Present · 6 yrs 4 mos
San Francisco, CA

Ecuiti helps companies that depend on technology close the iterative innovation gap by simplifying their complicated data. Insights from Big Data and many other sources provide the ability for companies to improve many aspects of product and service development, marketing, customer service, and monetization.   ...see more



Partner
Keystone Strategy
Nov 2005 – Aug 2014 · 8 yrs 10 mos
San Francisco Bay Area

Big Data Expert. Provided Strategy and Litigation Expert Consulting services to technology companies. Served as Microsoft's chief market analysis for competition law matters.. Areas of expertise include Search, Online Advertising, Publishing, Internet and cloud services technologies, and Communications.



Vice President
Gartner
2002 – 2005 · 3 yrs
San Francisco Bay Area

Ran Communications Sector Strategy and Management Consulting. Responsible for driving Gartner market and competitive insights for the communications sector into Strategic consulting services for Communication Sector clients.



Vice President
Scient
Aug 1998 – Jan 2001 · 2 yrs 6 mos

Provided eBusiness strategy and corporate development services to venture backed companies.

Show 2 more experiences ⌄

Education



Stanford University
MS, Operations Research
1989 – 1991
Activities and Societies: Masters Student Faculty Representative

Studied autoregressive integrated moving average computation techniques as a research assistant for Gerry Lieberman. Masters Student representative to the Operations Research class of 1991.



Penn State University
BS, Industrial and Management Systems Engineering
1985 – 1989
Activities and Societies: Letterman Penn State University Track Team. President of the Penn State Student chapter of the Society of Manufacturing Engineers. Co-chairman, SME/IIE Conference, 1989.



California Institute of Technology
Caltech Center for Technology & Management Education, Marketing and Strategy
1992 – 1994

Management, strategy, and marketing executive education program for technology based companies.

Skills & endorsements

Strategy · 23

 Endorsed by **Ed Soo Hoo and 7 others who are highly skilled at this**

 Endorsed by **2 of Paul's colleagues at Kachinga**

Management Consulting · 13

 Endorsed by **2 of Paul's colleagues at Keystone Strategy**

Start-ups · 10

 Endorsed by **John Penney, who is highly skilled at this**

 Endorsed by **2 of Paul's colleagues at Keystone Strategy**

Show more ⌄